RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

RECEIVED
2007 APR -9 P 1:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07022434

Exemption File No. 82 – 35005

06th April, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 06th April, 2007, as per requirements under the Listing Agreement to the Stock Exchanges in India, intimating Media Release.

We enclose herewith copy of the aforesaid letter for your information and record.

Kindly take the same on your record.

Thanking You.

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

Your Faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

dw 4/10

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcovl.com

April 06, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **MEDIA RELEASE**

We enclose herewith the media release dated 6th April 2007 being issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl : as above.

Reliance Communications
acquires 1.2 million subscribers in March 2007

Maintains position as India's 2nd largest Wireless Operator, with re-verified wireless subscriber base of over 28 million

Completes re-verification of subscriber base as on 31st March 2007

Balance re-verification to continue, with re-activation of customers within 48 hours of receipt of complete documentation

Re-verification exercise expected to result in approx. 12% increase in ARPU

No adverse impact either on total revenues or profitability

Mumbai, April 6, 2007: Reliance Communications has acquired over 1.2 million wireless subscribers in the month of March 2007. Reliance Communications has also maintained its position as India's second largest wireless operator, with a re-verified wireless subscriber base of over 28 million as on 31st March 2007.

Reliance Communications is the country's foremost truly integrated telecommunications service provider, with an aggregate over 30 million customers as on 31st March 2007, across its wireless, wireline, broadband, and national and international long distance businesses.

As on March 31, 2007, Reliance Communications has completed re-verification of 85% of its entire wireless subscriber base, in accordance with the industry-wide requirement from the Department of Telecommunications (DoT) in the interests of national security.

In accordance with the DoT's requirements, subscribers that could not be verified at the end of the stipulated period, despite intensive efforts made by the company, have been deactivated. However, Reliance Communications will continue its subscriber re-verification initiatives, and customers submitting the requisite complete documentation will be re-activated within 48 hours.

There will be no adverse impact from the re-verification exercise, either on total revenues or profitability, as the de-activated customers did not generate any material revenues in the last quarter. In fact, Reliance Communications' ARPU (average revenue per user) is expected to increase by 12% as a result of the re-verification exercise, making it one of the top 3 players in India in terms of ARPU.

Reliance Communications: Reliance Communications Limited founded by late Shri. Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. Rated among Asia's Six Topmost Valuable Telecom Companies, Reliance Communications is India's foremost truly integrated telecommunications service provider. The company, with a customer base of over 30 million including close to one million individual overseas retail customers, ranks among the top ten Asian Telecom companies. Reliance Communications' corporate clientele includes 600 Indian and 250 multinational corporations, and over 200 global carriers.

The Company has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire infocomm value chain, covering over 6,000 towns and 300,000 villages. Reliance Communications owns and operates the world's largest next generation, IP enabled connectivity infrastructure, comprising over 150,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.Website: www.reliancecommunications.co.in

For further information, please contact:

Gaurav Wahi : 09322904680

Lakshman Sundar Aiyar: 09324110166

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